FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 25, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

25 August 2022

NatWest Group plc

("NatWest Group" or the "Company")

Result of General Meeting and Class Meeting

Following the General Meeting and Class Meeting held today at Gogarburn, Edinburgh EH12 1HQ, the Company announces that the resolutions proposed at the General Meeting seeking approval by its shareholders of the Special Dividend, Share Consolidation and related matters, as well as the resolution proposed at the Class Meeting seeking approval by the ordinary shareholders to sanction the Share Consolidation and the amendment to its Articles proposed at the General Meeting, were duly passed. Details of the resolutions were set out in a circular distributed to NatWest Group's shareholders and made available on the Company's website on 9 August 2022 (the "Circular"). Resolutions of the General Meeting 1 to 3 were passed as ordinary resolutions and resolutions 4 to 8 were passed as special resolutions. The resolution at the Class Meeting was also passed as a special resolution.

An application has been made to the Financial Conduct Authority for a total of 9,814,898,795 ordinary shares of £1.076923076923077 each (which includes 123,180,005 ordinary shares held in treasury and 28,874,872 unissued ordinary shares under the Company's block listing arrangements for share plans) (the "New Ordinary Shares") to be admitted to the premium segment of the Official List and for the New Ordinary Shares to be admitted to trading on the London Stock Exchange's main market for listed securities. It is expected that dealings in the New Ordinary Shares will commence at 8.00 a.m. on 30 August 2022.

Full details of the poll results are set out below.

Resolution	For	% of votes cast	Against	% of votes cast	Total votes cast as % of Issued Share Capital	Withheld**
1. To declare a special dividend of 16.8p per ordinary share.	36,209,296,300	99.97	10,536,148	0.03	87.01	6,183,972
2. To consolidate the ordinary share capital*.	36,201,277,916	99.96	15,660,540	0.04	87.00	9,082,844
3. To amend the directors' authority to allot shares in the Company.	35,728,504,680	98.71	465,777,892	1.29	86.95	31,734,784
4. To amend the directors' authority to allot equity securities or sell treasury shares on a non pre-emptive basis in connection with an offer or issue of equity securities.	36,111,277,848	99.79	77,344,416	0.21	86.94	37,398,940
5. To amend the directors' authority to allot equity securities or sell treasury shares on a non pre-emptive basis in connection with the purposes of financing a transaction	35,809,544,788	98.95	379,016,652	1.05	86.94	37,461,764
6. To amend the authority for the Company to purchase its own shares on a recognised investment exchange	35,858,481,452	99.07	336,870,964	0.93	86.95	30,661,996
7. To amend the Directed Buyback Contract in relation to the existing authority for off-market purchases of ordinary shares from HM Treasury	16,000,683,252	98.09	311,343,376	1.91	39.19	30,193,804
8. To amend the Company's Articles of Association	36,182,531,476	99.97	11,613,316	0.03	86.95	31,876,412
Class Meeting of Ordinary Shareholders
1. To sanction and consent to every variation, alteration, modification or abrogation of the special rights attaching to the ordinary shares, and declare such resolution, if passed, binding on all ordinary shareholders.	36,213,293,412	99.97	12,482,572	0.03	87.03	47,610,548

*An amending resolution was passed as an ordinary resolution at the General Meeting to replace the incorrect reference to "all 10,406,139,601 existing ordinary shares of £1 each in the capital of the Company" in the second line of Resolution 2 in the Notice of General Meeting with "every 14 existing ordinary shares of £1 each in the capital of the Company". This amendment was necessary to clarify that it is every 14 existing ordinary shares (including treasury shares) that are being consolidated into one intermediate ordinary share in the capital of the Company before being divided into 13 new ordinary shares in order to effect the 13 for 14 share consolidation. The amending resolution was passed with 36,201,277,916 votes (99.96% of votes cast) for and 15,660,540 votes (0.04% of votes cast) against.
** A vote 'withheld' is not a vote in law and is not counted in the calculation of the proportion of votes "for" or "against" a resolution.

In accordance with the FCA's listing rules, a copy of the resolutions passed at the General Meeting and Class Meeting will shortly be available for inspection at the National Storage Mechanism which is located at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Full text of the resolutions can be found in the Circular which is available on the Company's website at www.natwestgroup.com.

As at 23 August 2022 (being the latest practicable date by which shareholders eligible to vote at the General Meeting and ordinary shareholders eligible to vote at the Class Meeting must have been entered on the Company's Register of Members), the issued share capital of the Company consisted of 10,406,139,604 ordinary shares of £1.00 (excluding treasury shares), 240,686 11% cumulative preference shares of £1.00 and 242,454 5.5% cumulative preference shares of £1.00, each carrying four votes each on a poll and 132,655,390 ordinary shares held in treasury which carry no voting rights. Therefore, the total number of voting rights in the Company as at 23 August 2022 was 41,626,490,976.

For more information contact:

Investor Relations
+ 44 (0)207 672 1758

Media Relations

+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 25 August 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary